UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.       )*

Astra Space, Inc.

(Name of Issuer)

Class A Common Stock, Par Value $0.0001 per share

(Title of Class of Securities)

04634X 103

(CUSIP Number)

ACME, LLC

800 Market Street, Suite 800

San Francisco, CA 94102

(415) 805-8507

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04634X 103	Schedule 13D	Page 2 of 15 Pages

1.	Names of Reporting Persons SherpaVentures Fund II, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 28,238,728 shares of Class A Common Stock (2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 28,238,728 shares of Class A Common Stock (2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,238,728 shares of Class A Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.3% (3)

14.	Type of Reporting Person (See Instructions) PN

(1)       This Schedule 13D is filed by SherpaVentures Fund II, LP (“ACME Fund II”), SherpaVentures Fund II GP, LLC (“ACME GP II”), ACME SPV AS, LLC (“ACME SPV”), ACME SPV Management, LLC (“ACME SPV Management”), Eagle Creek Capital, LLC (“Eagle Creek”), and Scott Stanford (together with ACME Fund II, ACME GP II, ACME SPV, ACME SPV Management and Eagle Creek, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)       These shares are held by ACME Fund II. ACME GP II is the general partner of ACME Fund II and may be deemed to have voting and investment authority over the shares held by ACME Fund II. Mr. Stanford is the manager of ACME GP II and may be deemed to have voting and investment authority over the shares held by ACME Fund II.

(3)       The Reporting Person’s beneficial ownership percentage is based on 197,968,455 shares of Class A Common Stock outstanding as of June 30, 2021, as reported to the Reporting Persons by the Issuer. The shares beneficially owned by the Reporting Person represent 11.1% of the total number of outstanding shares of common stock of the Issuer, based on 254,207,643 shares of common stock outstanding as of June 30, 2021, as disclosed in the Issuer’s Current Report on Form 8-K filed on June 30, 2021 (which includes 56,239,188 shares of Class B Common Stock outstanding as of June 30, 2021).

CUSIP No. 04634X 103	Schedule 13D	Page 3 of 15 Pages

1.	Names of Reporting Persons SherpaVentures Fund II GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 28,238,728 shares of Class A Common Stock (2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 28,238,728 shares of Class A Common Stock (2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,238,728 shares of Class A Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.3% (3)

14.	Type of Reporting Person (See Instructions) OO

(1)       This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)       These shares are held by ACME Fund II. ACME GP II is the general partner of ACME Fund II and may be deemed to have voting and investment authority over the shares held by ACME Fund II. Mr. Stanford is the manager of ACME GP II and may be deemed to have voting and investment authority over the shares held by ACME Fund II.

(3)       The Reporting Person’s beneficial ownership percentage is based on 197,968,455 shares of Class A Common Stock outstanding as of June 30, 2021, as reported to the Reporting Persons by the Issuer. The shares beneficially owned by the Reporting Person represent 11.1% of the total number of outstanding shares of common stock of the Issuer, based on 254,207,643 shares of common stock outstanding as of June 30, 2021, as disclosed in the Issuer’s Current Report on Form 8-K filed on June 30, 2021 (which includes 56,239,188 shares of Class B Common Stock outstanding as of June 30, 2021).

CUSIP No. 04634X 103	Schedule 13D	Page 4 of 15 Pages

1.	Names of Reporting Persons ACME SPV AS, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,211,287 shares of Class A Common Stock (2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,211,287 shares of Class A Common Stock (2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,211,287 shares of Class A Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.6% (3)

14.	Type of Reporting Person (See Instructions) OO

(1)       This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)       These shares are held by ACME SPV. ACME SPV Management is the manager of ACME SPV and may be deemed to have voting and investment authority over the securities held by ACME SPV. Mr. Stanford and Hany Nada are managers of ACME SPV Management and may be deemed to share voting and investment authority over the shares held by ACME SPV.

(3)       The Reporting Person’s beneficial ownership percentage is based on 197,968,455 shares of Class A Common Stock outstanding as of June 30, 2021, as reported to the Reporting Persons by the Issuer. The shares beneficially owned by the Reporting Person represent 0.5% of the total number of outstanding shares of common stock of the Issuer, based on 254,207,643 shares of common stock outstanding as of June 30, 2021, as disclosed in the Issuer’s Current Report on Form 8-K filed on June 30, 2021 (which includes 56,239,188 shares of Class B Common Stock outstanding as of June 30, 2021).

CUSIP No. 04634X 103	Schedule 13D	Page 5 of 15 Pages

1.	Names of Reporting Persons ACME SPV Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,211,287 shares of Class A Common Stock (2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,211,287 shares of Class A Common Stock (2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,211,287 shares of Class A Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.6% (3)

14.	Type of Reporting Person (See Instructions) OO

(1)       This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)       These shares are held by ACME SPV. ACME SPV Management is the manager of ACME SPV and may be deemed to have voting and investment authority over the securities held by ACME SPV. Mr. Stanford and Hany Nada are managers of ACME SPV Management and may be deemed to share voting and investment authority over the shares held by ACME SPV.

(3)       The Reporting Person’s beneficial ownership percentage is based on 197,968,455 shares of Class A Common Stock outstanding as of June 30, 2021, as reported to the Reporting Persons by the Issuer. The shares beneficially owned by the Reporting Person represent 0.5% of the total number of outstanding shares of common stock of the Issuer, based on 254,207,643 shares of common stock outstanding as of June 30, 2021, as disclosed in the Issuer’s Current Report on Form 8-K filed on June 30, 2021 (which includes 56,239,188 shares of Class B Common Stock outstanding as of June 30, 2021).

CUSIP No. 04634X 103	Schedule 13D	Page 6 of 15 Pages

1.	Names of Reporting Persons Eagle Creek Capital, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 176,177 shares of Class A Common Stock (2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 176,177 shares of Class A Common Stock (2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 176,177 shares of Class A Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1% (3)

14.	Type of Reporting Person (See Instructions) OO

(1)       This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)       These shares are held by Eagle Creek. Mr. Stanford is the manager of Eagle Creek and may be deemed to have voting and investment authority over the shares held by Eagle Creek.

(3)       The Reporting Person’s beneficial ownership percentage is based on 197,968,455 shares of Class A Common Stock outstanding as of June 30, 2021, as reported to the Reporting Persons by the Issuer. The shares beneficially owned by the Reporting Person represent 0.1% of the total number of outstanding shares of common stock of the Issuer, based on 254,207,643 shares of common stock outstanding as of June 30, 2021, as disclosed in the Issuer’s Current Report on Form 8-K filed on June 30, 2021 (which includes 56,239,188 shares of Class B Common Stock outstanding as of June 30, 2021).

CUSIP No. 04634X 103	Schedule 13D	Page 7 of 15 Pages

1.	Names of Reporting Persons Scott Stanford

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 28,414,905 shares of Class A Common Stock (2)

	8.	Shared Voting Power 1,211,287 shares of Class A Common Stock (2)

	9.	Sole Dispositive Power 28,414,905 shares of Class A Common Stock (2)

	10.	Shared Dispositive Power 1,211,287 shares of Class A Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,626,192 shares of Class A Common Stock (2)(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.0% (4)

14.	Type of Reporting Person (See Instructions) IN

(1)       This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)       Consists of: (i) 28,238,728 shares held by ACME Fund II; and (ii) 176,177 shares held by Eagle Creek. ACME GP II is the general partner of ACME Fund II. The Reporting Person is the sole manager of ACME GP II and Eagle Creek and may be deemed to have voting and investment authority over the shares held by ACME Fund II and Eagle Creek.

(3)       Consists of 1,211,287 shares held by ACME SPV. ACME SPV Management is the manager of ACME SPV. The Reporting Person is one of two managers of ACME SPV Management and may be deemed to share voting and investment authority over the shares held by ACME SPV.

(4)       The Reporting Person’s beneficial ownership percentage is based on 197,968,455 shares of Class A Common Stock outstanding as of June 30, 2021, as reported to the Reporting Persons by the Issuer. The shares beneficially owned by the Reporting Person represent 11.7% of the total number of outstanding shares of common stock of the Issuer, based on 254,207,643 shares of common stock outstanding as of June 30, 2021, as disclosed in the Issuer’s Current Report on Form 8-K filed on June 30, 2021 (which includes 56,239,188 shares of Class B Common Stock outstanding as of June 30, 2021).

CUSIP No. 04634X 103	Schedule 13D	Page 8 of 15 Pages

Item 1.	Security and Issuer

a)	This statement on Schedule 13D relates to the Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”) of Astra Space, Inc., a Delaware corporation (the “Issuer”).

b)	The principal executive offices of the Issuer are located at 1900 Skyhawk Street, Alameda, California 94501.

Item 2.	Identity and Background

a)	The persons and entities filing this statement (collectively referred to as the “Reporting Persons”) are:

•	SherpaVentures Fund II, LP (“ACME Fund II”);

•	SherpaVentures Fund II GP, LLC (“ACME GP II”);

•	ACME SPV AS, LLC (“ACME SPV” and, together with ACME Fund II, the “ACME Funds”);

•	ACME SPV Management, LLC (“ACME SPV Management”)

•	Eagle Creek Capital, LLC (“Eagle Creek” and, together with the ACME Funds, the “Investors”); and

•	Scott Stanford.

b)	The address of the principal place of business of each of the Reporting Persons and the Listed Persons (as defined below) is c/o ACME, LLC, 800 Market Street, Suite 800, San Francisco, CA 94102.

c)	The principal business of each of the Reporting Persons and the Listed Persons is the venture capital investment business.

d)	During the last five years, none of the Reporting Persons or Listed Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

e)	During the last five years, none of the Reporting Persons or Listed Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)	Each of ACME Fund II, ACME GP II, ACME SPV, ACME SPV Management and Eagle Creek is organized in Delaware. Each of the Listed Persons is a United States citizen.

Information responsive to this Item 2 with respect to each manager of ACME GP II, ACME SPV Management and Eagle Creek (the “Listed Persons”) is included in Schedule I hereto and incorporated by reference herein.

Item 3.	Source and Amount of Funds or Other Consideration

Between September 2016 and January 2021, the ACME Funds and Eagle Creek invested in multiple series of preferred stock of Astra Space, Inc., a Delaware corporation (“Old Astra”).

CUSIP No. 04634X 103	Schedule 13D	Page 9 of 15 Pages

On February 2, 2021, Old Astra entered into a business combination agreement (the “Business Combination Agreement”), with the Issuer, which at the time was named Holicity, Inc., and Holicity Merger Sub Inc., a wholly owned subsidiary of the Issuer (“Merger Sub”). The Business Combination Agreement provided for, among other things, (i) the merger of Merger Sub with and into Old Astra, with Old Astra surviving the merger and becoming a wholly-owned direct subsidiary of the Issuer and the security holders of Old Astra becoming security holders of the Issuer (the “Merger”), and (ii) the exchange of all of the outstanding share capital of Old Astra by the stockholders of Old Astra, including the Investors, for common stock of the Issuer (together with the Merger, the “Business Combination”). At the closing of the Business Combination (the “Closing”), (i) each outstanding share of Old Astra Class A Common Stock, together with each share of Old Astra preferred stock (including all shares held by the Investors) that was outstanding immediately prior to the Closing, and (ii) each outstanding share of Class B Common Stock of Old Astra was cancelled and automatically converted into the right to receive a number of shares of Class A Common Stock or Class B Common Stock, respectively, of the Issuer, determined by reference to an “Exchange Ratio,” calculated in accordance with the Business Combination Agreement. The funds used by the ACME Funds to acquire the securities described above were obtained from their respective investors, consisting of the general and limited partners of ACME Fund II and the members of ACME SPV. The funds used by Eagle Creek were from capital contributions by Mr. Stanford.

Item 4.	Purpose of Transaction

On June 30, 2021, the Closing occurred and the Investors became the beneficial owners of an aggregate of 29,626,192 shares of Class A Common Stock in connection with the Business Combination, as follows:

•	ACME Fund II acquired 28,238,728 shares;

•	ACME SPV acquired 1,211,287 shares; and

•	Eagle Creek acquired 176,177 shares.

The Reporting Persons acquired the Class A Common Stock for investment purposes. Except as set forth herein and except that the Reporting Persons or any of their affiliates may, from time to time or at any time, subject to market conditions and other factors, purchase additional Class A Common Stock in the open market, in privately negotiated transactions or otherwise, or sell or distribute in kind at any time all or a portion of the Class A Common Stock now owned or hereafter acquired by them, as of the date of this Schedule 13D, none of the Reporting Persons or Listed Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); or

(j)	Any action similar to any of those enumerated above.

CUSIP No. 04634X 103	Schedule 13D	Page 10 of 15 Pages

Mr. Stanford, the sole manager of ACME II GP and Eagle Creek, and a manager of ACME SPV Management, served on the board of directors of Old Astra prior to the Closing and, at the Closing, Mr. Stanford joined the board of directors of the Issuer. As a director of the Issuer, Mr. Stanford may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in clauses (a) through (j) of this Item 4.

The information set forth in Items 3, 5 and 6 is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

The information contained in Item 3 of this Schedule 13D is incorporated by reference herein.

(a), (b) The responses of the Reporting Persons with respect to Rows 7 through 13 of their respective cover pages to this Schedule 13D are incorporated herein by reference.

The Reporting Persons’ aggregate beneficial ownership percentage is approximately 15.0% of the outstanding shares of the Class A Common Stock. Calculations of the percentage of the shares of Class A Common Stock beneficially owned is based on 197,968,455 shares of Class A Common Stock outstanding as of June 30, 2021, as reported to the Reporting Persons by the Issuer. The shares beneficially owned by the Reporting Persons represent, in the aggregate, 11.7% of the total number of outstanding shares of common stock of the Issuer, based on 254,207,643 shares of common stock outstanding as of June 30, 2021, as disclosed in the Issuer’s Current Report on Form 8-K filed on June 30, 2021 (which includes 56,239,188 shares of Class B Common Stock outstanding as of June 30, 2021), and represent 3.9% of the total voting power of the Issuer’s common stock (each share of Class B Common Stock is entitled to 10 votes per share, whereas each share of Class A Common Stock is entitled to one vote per share).

Each of the Reporting Persons expressly disclaims beneficial ownership of all of the shares of Class A Common Stock included in this Schedule 13D, other than the shares of Class A Common Stock held of record by such Reporting Person, and the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13D, or a member of a “group,” within the meaning of Section 13 of the Exchange Act.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons has engaged in any transaction with respect to the Class A Common Stock during the sixty days prior to the date of filing of this Schedule 13D.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the members, affiliates or shareholders of the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Class A Common Stock reported herein as beneficially owned by the Reporting Persons.

Information responsive to this Item 5 with respect to the Listed Persons is included in Schedule I hereto and incorporated by reference herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Set forth below are the contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other persons with respect to any securities of the Issuer.

Investors’ Rights Agreement

On February 2, 2021, the Issuer, ACME Fund II and other stockholders of the Issuer entered into an Investors’ Rights Agreement (the “Rights Agreement”), which took effect at the Closing.

CUSIP No. 04634X 103	Schedule 13D	Page 11 of 15 Pages

Registration Rights

Pursuant to the terms of the Rights Agreement, the Issuer is obligated to file a registration statement pursuant to the Securities Act of 1933, as amended (the “Securities Act”) to register the resale of certain shares of the Issuer’s common stock held by the “Stockholders” (as defined in the Rights Agreement), including all of the shares of Class A Common Stock held by ACME Fund II, as soon as practicable after the Closing, but in any event within thirty days following the Closing. Subject to certain exceptions and conditions in the Rights Agreement, the Issuer is obligated to use its reasonable best efforts to cause such registration statement to be declared effective by the SEC as soon as practicable after filing and to remain effective, and to be supplemented and amended to the extent necessary to ensure that the registration statement is available, or, if not available that another registration statement is available, for the resale of all the Registrable Securities (as defined in the Rights Agreement) held by the Stockholders until all such Registrable Securities have ceased to be Registrable Securities.

The Rights Agreement provides that, subject to certain terms and conditions, Stockholders may elect to dispose of some or all of their Registrable Securities pursuant to an Underwritten Offering (as defined in the Rights Agreement) if the aggregate gross proceeds of such offering exceed $50 million. In the case of an Underwritten Offering, the Company shall enter into a customary underwriting agreement with the underwriters of such offering and take all such other reasonable actions as are requested by the managing underwriter or underwriters of the offering in order to expedite or facilitate the disposition of such Registrable Securities.

In addition, the Rights Agreement provides the Stockholders with certain “piggy-back” registration rights that would apply in connection with the proposed filing of a registration statement under the Securities Act with respect to an underwritten offering of securities for its own account or for the account of other stockholders of the Issuer.

All fees, costs and expenses of registrations pursuant to the Rights Agreement will be borne by the Issuer and all other incremental selling expenses related to the sale of Registrable Securities, such as underwriting discounts and selling commissions, will be borne by the selling Stockholders. The Rights Agreement contains customary cross-indemnification provisions, under which the Issuer is obligated to indemnify holders of Registrable Securities in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and holders of Registrable Securities are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.

Lock Up

The Rights Agreement further provides that the securities of the Issuer held by the Stockholders party thereto, including ACME Fund II, will be restricted from transfer for a period of time following the Closing, subject to certain exceptions. Pursuant to the restrictions applicable to the Stockholders who were former securityholders of Old Astra (other than the “Founders,” as defined in the Rights Agreement), the securities held by ACME Fund II will be locked up for six months after the Closing.

The foregoing description of the Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of the Rights Agreement, a copy of which is filed herewith as Exhibit B and is incorporated herein by reference.

Director Compensation

As a non-employee director of the Issuer, Mr. Stanford is eligible to receive, from time to time, equity compensation under the Issuer’s non-employee director compensation policy. Under the policy, each non-employee director is entitled to receive an annual award of restricted stock units for a number of shares of Class A Common Stock determined by dividing $178,750 by the closing price per share of the Class A Common Stock on the applicable grant date.

Except as described above and elsewhere in this Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or the Listed Persons and any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

A.	Agreement regarding filing of joint Schedule 13D.

B.	Investors’ Rights Agreement, dated February 2, 2021, by and among Holicity Inc., Astra Space, Inc. and certain of its stockholders (incorporated by reference to Exhibit 10.3 of the Issuer’s Registration Statement on Form S-4 (Reg. No. 333-255703), filed with the SEC on May 3, 2021).

CUSIP No. 04634X 103	Schedule 13D	Page 12 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 12, 2021

SHERPAVENTURES FUND II, LP

By: SherpaVentures Fund II GP, LLC
Its: General Partner

By:	/s/ Scott Stanford
Scott Stanford, Manager

SHERPAVENTURES FUND II GP, LLC

By:	/s/ Scott Stanford
Scott Stanford, Manager

ACME SPV AS, LLC

By: ACME SPV Management, LLC
Its: Manager

By:	/s/ Scott Stanford
Scott Stanford, Manager

ACME SPV MANAGEMENT, LLC

By:	/s/ Scott Stanford
Scott Stanford, Manager

EAGLE CREEK CAPITAL, LLC

By:	/s/ Scott Stanford
Scott Stanford, Manager

/s/ Scott Stanford
Scott Stanford

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 04634X 103	Schedule 13D	Page 13 of 15 Pages

Schedule I

Managers of ACME SPV Management, LLC

Scott Stanford

c/o ACME, LLC

800 Market Street, Suite 800

San Francisco, CA 94102

Principal Occupation: venture capital investment business

Citizenship: United States of America

Hany Nada

c/o ACME, LLC

800 Market Street, Suite 800

San Francisco, CA 94102

Principal Occupation: venture capital investment business

Citizenship: United States of America

Mr. Nada shares voting and dispositive power with respect to the shares held by ACME SPV AS, LLC and, as a result, he may be deemed to beneficially own 1,211,288 shares of Class A Common Stock, representing 0.6% of the outstanding Class A Common Stock and 0.5% of the total outstanding common stock, in each case, as of June 30, 2021.

Manager of SherpaVentures Fund II GP, LLC and Eagle Creek Capital, LLC

Scott Stanford

c/o ACME, LLC

800 Market Street, Suite 800

San Francisco, CA 94102

Principal Occupation: venture capital investment business

Citizenship: United States of America

CUSIP No. 04634X 103	Schedule 13D	Page 14 of 15 Pages

EXHIBIT INDEX

A.	Agreement regarding filing of joint Schedule 13D

CUSIP No. 04634X 103	Schedule 13D	Page 15 of 15 Pages

Exhibit A

JOINT FILING STATEMENT

I, the undersigned, hereby express my agreement that the attached Schedule 13D (and any amendments thereto) relating to the Class A Common Stock of Astra Space, Inc. is filed on behalf of each of the undersigned.

Date: July 12, 2021

SHERPAVENTURES FUND II, LP

By: SherpaVentures Fund II GP, LLC
Its: General Partner

By:	/s/ Scott Stanford
Scott Stanford, Manager

SHERPAVENTURES FUND II GP, LLC

By:	/s/ Scott Stanford
Scott Stanford, Manager

ACME SPV AS, LLC

By: ACME SPV Management, LLC
Its: Manager

By:	/s/ Scott Stanford
Scott Stanford, Manager

ACME SPV MANAGEMENT, LLC

By:	/s/ Scott Stanford
Scott Stanford, Manager

EAGLE CREEK CAPITAL, LLC

By:	/s/ Scott Stanford
Scott Stanford, Manager

/s/ Scott Stanford
Scott Stanford